Bulldog Investors, LLC, 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
(201) 201-881-7109 // Fax: (201) 556-0097
sdarling@bulldoginvestors.com

June 8, 2015

VIA FACSIMILE (202-772-9324) AND FIRST CLASS MAIL
Brent J. Fields
Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Release No. IC-31598; File No. 812-14368; Business Development Corporation of America, et al. Request For Hearing Prior to Issuance of an Order Under Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

Dear Mr. Fields:

  I represent Bulldog Investors, LLC ("Bulldog"). Bulldog requests that the Commission hold a hearing prior to issuing the above referenced order.

  Bulldog beneficially owns more than 11% of the outstanding common shares of BDCA Venture, Inc. ("BDCA Venture") and is its largest stockholder. Bulldog is currently engaged in a proxy contest with BDCA Venture's Board of Directors and is seeking to replace three of its four directors at the annual meeting scheduled to be held on July 9, 2015. In this regard, Bulldog has filed preliminary proxy materials with the Commission and expects to file its definitive proxy materials and to commence soliciting proxies imminently.

  A primary issue in the proxy contest is whether BDCA Venture should
(1) pursue a new investment objective that was unilaterally adopted by the Board on September 22, 2014 to generate current income from debt investments and, to a lesser extent, capital appreciation from equity and equity-related investments, or (2) as Bulldog is proposing, adopt a plan to maximize stockholder value within a reasonable period of time. At the annual meeting, Bulldog is also seeking to terminate the advisory agreement between BDCA Venture and BDCA Venture Adviser, LLC because of BDCA Venture Adviser's miserable performance and exorbitant fees. Moreover, an affiliate of Bulldog plans to file a lawsuit in federal court this week alleging (1) breach of fiduciary duty by BDCA Venture's Board of Directors for manipulating the corporate election machinery to impede the stockholder franchise, and
(2) violation of Section 36(b) of the Act by BDCA Venture Adviser, LLC. We will forward the complaint to you after it is filed.

  About 1/3 of BDCA Venture's assets is cash. Our concern is that, once the proposed order is issued, management may begin use that cash to make investments in pursuit of the new investment objective. Such investments will likely be illiquid and may contain restrictive covenants that would make it more difficult to implement a plan to maximize stockholder value within a reasonable period of time.

  The Commission should hold a hearing to determine whether the new investment objective is in the best interest of BDCA Venture's stockholders. In any event, no order should be issued before the stockholders have had an opportunity to weigh in on this issue at the annual meeting.

  Any comments or questions regarding this request may be addressed to the undersigned at (410) 658-7491, email: sdarling@bulldoginvestor.com.

Very truly yours,

/S/ Stephanie Darling

Stephanie Darling
General Counsel


cc: James A. Tanaka, General Counsel, RCS Capital, 405 Park Avenue, 14th Floor, New York, NY, 10022


Enclosure: Certificate of Service



CERTIFICATE OF SERVICE


I HEREBY CERTIFY that on this 8th day of June 2015, a Request for Hearing
Prior to Issuance of an Order Under Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 Under the Act, was sent via UPS Overnight Delivery to James
A. Tanaka, General Counsel, RCS Capital, 405 Park Avenue, 14th Floor, New York, NY, 10022.



June 8, 2015
Date

/S/ Stephanie L. Darling

Stephanie L. Darling
General Counsel
Bulldog Investors, LLC